Höganäs

Date/Datum: 09 February 2007

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Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

Encl. Year End Report 2006

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon: +46 42 33 80 00

Telefax: +46 42 33 83 60

Telex: 72368 HBADMS

Executive Group +46 42 33 80 80

HÖGANÄS AB (publ) corporate ID no. 556005-0121

YEAR-END REPORT 2006

Highlights

MSEK	Q4		Q1-4	
Net sales	1 233	+2%	5 123	+12%
Operating income Operating margin,%	146 11,8	+11% (10,8)	602 11,8	+31% (10,0)
Income before tax Income after tax	138 119	+20% +59%	525 402	+29% +39%
Earnings per share before and after dilution, SEK	3,42	2,14	11,54	8,39
Equity/assets ratio, %			51,5	(48,5)

- Sustained robust volume growth. Volumes have grown by 9%.
- Operating income adjusted for non-recurring items and earnings from currency forward contracts was MSEK 513, a 13% increase year on year.
- The US powder market contracted in 2006 due to the trend towards smaller, more fuel-efficient cars.

GROUP

NET SALES

Full year 2006

Net sales grew by 12%, to MSEK 5 123. The higher turnover is primarily due to increased volumes and implemented price increases. The new pricing model in Europe, which was introduced in the third quarter, had a lesser effect. Currency effects resulting from a stronger krona exerted a 1% negative effect on turnover.

Volumes expanded by 9% year on year. Höganäs' volume growth has been good on all markets apart from China and Taiwan.

North American car sales and car production decreased somewhat year on year. The North American powder market sustained weak progress in the fourth quarter. The trend towards smaller, more fuel-efficient cars, simultaneous with the two largest American car producers losing market share, mean that the US powder market contracted in the year. The US represents about half of the global powder market. The market in Europe continued to rally.

Fourth quarter 2006

In the fourth quarter, turnover increased by 2% year on year. All markets apart from the US and China enjoyed improved year on year volume growth. US volumes were on a par with the previous year which was extra strong due to the storm Katrina. China's volumes decreased. Southeast Asia sustained positive progress year on year. For the group, fourth-quarter volumes were comparable with the first quarter, and thus as expected, lower than in the second and third. Currency effects resulting from a stronger Swedish krona, particularly against the USD, JPY and EUR, exerted a 9% negative turnover effect year on year.

EARNINGS

Full year 2006

Operating income was MSEK 602 (461). Excluding the non-recurring items stated below and the net from currency forward contracts, income was MSEK 513 (455), a 13% increase. Increased volumes and previously implemented price increases had a positive impact on earnings.

Rising energy prices adversely affected earnings. Scrap, nickel and copper prices increased in the year, exerting a negative earnings impact. In the second half-year 2006, nickel prices increased from some USD 20 000 per ton to USD 34 000 per ton at year-end. This affected Components' earnings negatively, because the impact of metal price increases is delayed when setting customer pricing. However, Consumables' earnings benefited because price compensation here is faster. Moreover, operating income - disregarding currency forward contracts - reduced by some MSEK 40, mainly because of lower JPY and USD exchange rates.

Other operating income and operating expenses were MSEK 75 (180) including earnings from currency forward contracts of MSEK 73 (129) and non-recurring items. An amnesty was granted in the quarter on some costs Höganäs provisioned earlier

in the year in its Brazilian operations, the majority relating to value-added tax. The cost was thus reduced by MSEK 21, and has an estimated total of some MSEK 41, of which MSEK 20 affects operating income, and the remainder, net financial income and expenses. More CO_2 emission rights were divested in the final quarter. Earlier in the year, a smaller product segment in Brazil was divested, generating a capital gain of MSEK 10. Accordingly, non-recurring items amounted to MSEK 16 primarily comprised of the tax issue in Brazil of MSEK 20, a capital gain on a product segment in Brazil of MSEK 10 and MSEK 26 of earnings from sales of CO_2 emission rights.

Income before tax was MSEK 525 (408). The provisioning in Brazil reduced net financial income and expenses by MSEK 21. Non-recurring items had a negative impact of MSEK -5 (-124) on income before tax.

Income after tax was MSEK 402 (290), or SEK 11.54 per share before and after dilution (8.39). The effective tax rate was 23.4% (28.9).

Fourth quarter 2006

Operating income was MSEK 146 (131). Underlying earnings, excluding non-recurring items and earnings from currency forward contracts were MSEK 93 (109). Rising metal prices - particularly nickel - exerted an adverse impact on profitability. Increased energy costs and a stronger SEK also had negative earnings impact. Non-recurring items, including earnings from currency forward contracts, increased earnings by MSEK +53 (22). The reduced provisioning for costs in Brazil exerted a MSEK +21 earnings impact. Sales of CO_2 emission rights generated earnings of MSEK +8. Earnings from currency forward contracts in the quarter were MSEK 24.

Income before tax was MSEK 138 (115).

BUSINESS AREAS

As a step towards an increased market orientation, Höganäs has chosen to monitor and report its operations from a market perspective from 2006 onwards. That portion of the metal powder market where Höganäs is active can be divided into two main fields of application: Components and Consumables. Components encompass all powder where value is added to create components. Consumables covers those powders used in processes such as preparing metals, as supplements to chemical processes, surface coatings or food additives. Components represent some 70% of consolidated turnover, and Consumables, some 30%.

Components

The net sales of the Components business area were MSEK 3 673 (3 196), a 15% increase year on year. The increase is due firstly to expanded volumes, and secondly to price changes implemented. Exchange rate fluctuations exerted a lesser, negative impact on turnover.

Volumes have increased by 10% in the year. All markets sustained positive volume growth, apart from China and Taiwan.

Operating income was MSEK 332 (223). As stated previously, earnings were adversely affected by rising metal prices, increased energy costs and currency effects. The aforementioned non-recurring items exerted a marginal positive impact on operating income. Excluding non-recurring items, operating margins were 8.9% (9.5) in 2006.

Consumables

For Consumables, net sales were MSEK 1 450 (1 398), a year on year increase of 4%. The increase is due to higher volumes, metal price fluctuations and price changes effected in previous quarters.

Volumes increased by 7% year on year. Volume growth remained positive, mainly in Taiwan, South Korea, South America and India.

Operating income was MSEK 197 (109). Non-recurring items had a positive impact on earnings. Operating margins, excluding non-recurring items, were 12.8% (10.8). Earnings were increased by earnings on metals.

PROFITABILITY

Return on capital employed was 15.5% (12.0) and return on equity was 15.5% (12.2). Returns are calculated on the most recent 12-month period and include one-off items.

FINANCIAL POSITION AND CASH FLOW

The equity/assets ratio continued to strengthen in the fourth quarter to 51.5% (48.5) at the end of the period. Shareholders' equity per share was SEK 75.40 (73.30).

Consolidated financial net debt was MSEK 1 009 at the end of the period, down MSEK 378 since the previous year-end. This was a consequence of earnings and the capital rationalisation package underway since autumn 2005. Net financial income and expenses were MSEK -77 (-53), with provisioning for tax in Brazil exerting a negative impact of MSEK 21 on net financial income and expenses.

Cash flow from operating activities was MSEK 626 (423). Increased metal prices and more inventories at year-end resulted in a negative cash flow in the quarter. Investments in fixed assets were MSEK 219 (260). Emission rights were sold in the year, affecting cash flow by MSEK 30. Financing activities reduced cash flow for the period by MSEK -442 (-152) comprising dividends paid of MSEK -200 and net change of loans of MSEK -242.

HUMAN RESOURCES

Höganäs had 1 557 employees at the end of the period, against 1 551 as of 1 January.

PARENT COMPANY

Parent company net sales were MSEK 2 911 (2 490) of which MSEK 1 277 (1 087) to group companies. Income after financial items was MSEK 350 (300). Investments in tangible fixed assets were MSEK 116 (115). The parent company's liquid funds were MSEK 42 at the end of the period, against MSEK 30 as of 1 January.

ELECTION COMMITTEE AND ANNUAL GENERAL MEETING

In accordance with the decision taken at the AGM in April a new election committee has been appointed. It comprises Per Molin, Chairman of Höganäs AB, Ulf G Lindén, Lindéngruppen AB, Carl-Olof By, Industrivärden, Ramsay Brufer, Alecta and Henrik Didner, Didner & Gerge Fonder AB.

The Annual General Meeting will be held at 3 p.m. on 25 April 2007 at HB-hallen, Höganäs, Sweden.

DIVIDENDS

The Board of Directors is proposing dividends of SEK 6.25 (5.75) per share to the AGM (Annual General Meeting). The scheduled record day is 30 April 2007.

INCENTIVE PROGRAMMES

The board intends to propose that the annual general meeting 2007 resolves to adopt a performance based incentive programme with the objective to offer key employees within the group the possibility to future shareholding in the company and thereby an increased interest for and engagement in the business of the company. The board considers the proposal to be a first part of a three year programme and therefore intends to submit proposals regarding incentive programmes on corresponding terms also for the annual general meetings 2008 and 2009.

In order to carry out the proposed incentive programme the board will also propose that the annual general meeting authorizes the board to resolve to purchase and sell the company's own shares of class B.

The incentive programme will be directed to the managing director and the other persons in the management group of the company as well as to approximately 35 additional key employees within the group, in total approximately 50 persons, who with a maximum allotment will be able to acquire in total 250,000 shares of class B.

Allotment of options will commence during March 2008, at the earliest, and allotment will be dependent on the increased value of the group during 2007 in relation to targets set by the board. The term of the options will be between two and four years as from the time of allotment. The redemption price will be determined to an amount equal to 120 per cent of the average volume weighted price paid at the Nordic Stock Exchange for a share of class B during a period of ten trading days immediately following the annual general meeting 2007. The incentive programme will only entail a marginal dilution of shares and effect on the key figures of the group.

With reference to the commitments made towards Alrik Danielson at the time of his employment, the board further intends to propose that the annual general meeting resolves to approve an additional share related incentive programme for Alrik Danielson. The programme is intended to run for a period of three years.

Alrik Danielson shall free of charge receive class B shares in the company for each of the calendar years 2006, 2007 and 2008 during which the company meets the budgeted EBIT. As a further condition he shall himself acquire and retain a certain number of shares in the company. The programme will mean that Alrik Danielson, subject to full allotment, when the programme has been finally completed may become the owner of in aggregate 36,000 shares of class B during 2009, out of which 9,000 will have been acquired by him and 27,000 will have been received from the company.

The board intends as part of the programme to propose that the annual general meeting authorizes the board to transfer, free of charge, 3,000 class B shares of the company's own shares to Alrik Danielson since the EBIT-budget have been met during 2006, provided, however, that he, himself, at that time owns 3,000 class B shares in the company.

The complete proposals of the board will be presented well before the annual general meeting.

OUTLOOK FOR 2007

Positive progress on the metal powder markets in Asia and South America is expected to continue. Weaker progress in North America is expected to persist, whilst Europe is expected to remain stable. The trend towards smaller and more fuel-efficient vehicles in North America will continue to hamper the growth of metal powders. Metal prices are expected to remain volatile during 2007. With these market assumptions Höganäs expects to achieve a continued positive volume development.

The Board of Directors

Höganäs, Sweden, 9 February 2007

ACCOUNTING PRINCIPLES

This Year-end Report has been prepared pursuant to IFRS (International Financial Reporting Standards) as endorsed by the EU Commission for adoption in the EU. The Year-end Report has been prepared pursuant to IAS 34, Interim Financial Reporting, which is consistent with the stipulations of RR 31, Interim Reporting for Groups (issued by Redovisningsrådet, the Swedish Financial Accounting Standards Council). The accounting principles applied are unchanged compared to the previous year. For a review of the group's accounting principles and definitions of certain terms, the reader is referred to the accounting principles section of the Annual Report for 2005.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information in 2007:

- *The Annual Report for 2006 is scheduled for distribution to shareholders in the beginning of April 2007. It will be published simultaneously on Höganäs' website.*
- *First-quarter Interim Report 18 April*
- *The AGM will be held on 25 April*
- *Second-quarter Interim Report 17 July*
- *Third-quarter Interim Report 23 October*

Höganäs AB (publ), SE-263 83 Höganäs, Sweden
tel +46 (0)42 33 80 00 fax +46 (0)42 33 83 60
www.hoganas.com

CONSOLIDATED INCOME STATEMENT

MSEK	Q 4 2006	Q 4 2005	Year 2006	Year 2005
Net sales	1 233	1 214	5 123	4 594
Cost of goods sold	-1 001	- 988	-4 085	-3 795
Gross profit	**232**	**226**	**1 038**	**799**
Selling expenses	- 41	- 60	- 188	- 213
Administrative expenses	- 54	- 50	- 207	- 182
R&D costs	- 30	- 35	- 116	- 123
Other operating income	39	56	136	204
Other operating expenses	0	- 6	- 61	- 24
Operating income	**146**	**131**	**602**	**461**
Operating margin, %	11,8	10,8	11,8	10,0
Financial income	13	6	29	20
Financial expenses	- 21	- 22	- 106	- 73
Income after financial items	**138**	**115**	**525**	**408**
Tax	- 19	-40	- 123	- 118
Net income	**119**	**75**	**402**	**290**
Attributable to:				
Parent company shareholders	118	75	401	290
Minority interests	1	0	1	0
	119	75	402	290
Depreciation for the period	**-71**	**-69**	**- 278**	**- 276**
Earnings per share, SEK	3,42	2,14	11,54	8,39
Average no. of shares ('000)	34 798	34 798	34 798	34 594
No. of shares at end of period ('000)	34 798	34 798	34 798	34 798
No. of treasury shares ('000)	301	301	301	301

CONSOLIDATED BALANCE SHEET, SUMMARY

MSEK	31 Dec 2006	31 Dec 2005
Intangible fixed assets	221	221
Tangible fixed assets	2 422	2 621
Financial fixed assets	141	107
Inventories	1 241	1 214
Current receivables	972	968
Liquid funds/assets	102	122
Total assets	**5 099**	**5 253**
Shareholders' equity	2 625	2 549
Interest-bearing liabilities and provisions	1 111	1 509
Non-interest-bearing liabilities and provisions	1 363	1 195
Total liabilities and shareholders' equity	**5 099**	**5 253**

CHANGES IN SHAREHOLDERS' EQUITY, SUMMARY

MSEK	Year 2006	Year 2005
Opening balance	2 549	2 203
Effects of the change in accounting principles	-	271
Translation differences	- 133	98
Financial instruments, change fair value	8	- 221
Net income	401	290
Dividends	- 200	- 199
Sale of own shares	-	107
Closing balance	**2 625**	**2 549**

NET SALES BY MAIN MARKET

MSEK	Q 4 2006	Q 4 2005	Year 2006	Year 2005
Europe	510	473	2 095	1 798
America	338	367	1 487	1 394
Asia	385	374	1 541	1 402
Total	**1 233**	**1 214**	**5 123**	**4 594**

CONSOLIDATED QUARTERLY DATA

MSEK	Q 4 2006	Q 3 2006	Q 2 2006	Q 1 2006	Q 4 2005	Q 3 2005	Q 2 2005	Q 1 2005
Net sales	1 233	1 266	1 314	1 310	1 214	1 149	1 136	1 095
Costs	-1 045	-1 054	-1 082	-1 078	-1 008	-942	-917	- 866
Non-recurring items	29[3]	7[4]	-20[3]	0	-6[1]	-88[2]	-30[1]	0
Depreciation and amortization	-71	-68	-71	-68	-69	-71	-69	-67
Operating income	146	151	141	164	131	48	120	162
Income before tax	138	130	107	150	115	34	110	149
Income after tax	119	95	78	110	75	26	83	106
Operating margin, %	11,8	11,9	10,7	12,5	10,8	4,2	10,6	14,8
Operating margin, % excl. non-recurring items	9,5	11,4	12,3	12,5	11,3	11,8	13,2	14,8

1) bad debts/reevaluation inventories

2) write-downs fixed assets/goodwill

3) sales of CO2 emission rights/tax costs Brazil

4) mainly gains on sales of production equipment Brazil

KEY INDICATORS

	Year 2006	Year 2005
Capital employed, MSEK	3 736	4 058
Return on capital employed [1], %	15,5	12,0
RoCE excluding non-recurring items [1], %	15,0	15,3
Shareholders´ equity, MSEK	2 625	2 549
Return on equity [1], %	15,5	12,2
RoE excluding non-recurring items [1], %	15,7	17,4
Shareholders´ equity per share, SEK	75,40	73,30
Equity/assets ratio, %	51,5	48,5
Financial net debt, MSEK	1 009	1 387
Dept/equity ratio, multiple	0,38	0,54
Interest coverage ratio, multiple	7,8	8,7
No of employees, end of period	1 557	1 551

1) Last 12 months

CASH FLOW STATEMENT, SUMMARY

MSEK	Year 2006	Year 2005
Cash flow before change in working capital	636	495
Change in working capital	- 10	- 72
Cash flow from operations	626	423
Cash flow from investment activities	- 197	- 234
Cash flow from financing activities	- 442	- 152
Cash flow for the year	**- 13**	**37**
Liquid funds, opening balance	122	74
Exchange rate differences in liquid funds	- 7	11
Liquid funds, closing balance	**102**	**122**


NET SALES (MSEK)
YTD
5 500
5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2005
2006


OPERATING INCOME (MSEK)
YTD
700
600
500
400
300
200
100
0
2005
2006


EARNINGS PER SHARE (SEK)
YTD
14,00
12,00
10,00
8,00
6,00
4,00
2,00
0,00
2005
2006

REPORTING PER BUSINESS AREA

	Net sales				Operating income			
	Q 4	Q 4	Year	Year	Q 4	Q 4	Year	Year
MSEK	2006	2005	2006	2005	2006	2005	2006	2005
Components	905	860	3 673	3 196	77	66	332	223
Consumables	328	354	1 450	1 398	45	38	197	109
Other (Hedge)					24	27	73	129
Total, group	**1 233**	**1 214**	**5 123**	**4 594**	**146**	**131**	**602**	**461**

BUSINESS AREA - COMPONENTS

	Q 4 2006	Q 4 2005	Year 2006	Year 2005
Net sales, MSEK	905	860	3 673	3 196
Operating income, MSEK	77	66	332	223
Operating margin, %	8,5	7,7	9,0	7,0
Assets, MSEK			3 840	4 048
Liabilities, MSEK			1 592	1 430
Investments, MSEK	54	50	171	203
Depreciation, MSEK	56	57	218	215
Write-downs, MSEK	-4	0	0	69

BUSINESS AREA - CONSUMABLES

	Q 4 2006	Q 4 2005	Year 2006	Year 2005
Net sales, MSEK	328	354	1 450	1 398
Operating income, MSEK	45	38	197	109
Operating margin, %	13,7	10,7	13,6	7,8
Assets, MSEK			1 214	1 149
Liabilities, MSEK			443	833
Investments, MSEK	16	10	48	57
Depreciation, MSEK	15	12	60	61
Write-downs, MSEK	-1	0	0	19

END